

January 23, 2015

Via E-mail
Liudmila Shokhina
President
Petrichor Corp.
18801 Collins Avenue, Suite 102-252
Sunny Isles Beach, FL 33160

>   **Re: Petrichor Corp.**
>   **Registration Statement on Form S-1**
>   **Response dated January 9, 2015**
>   **File No. 333-198969**

Dear Ms. Shokhina:

We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We have reviewed your response to comment 1 of our letter dated January 8, 2015. We maintain our belief that you are a shell company as defined by Rule 405 of the Securities Act of 1933, as amended. Please revise your prospectus to disclose, on the cover page and in the summary, that you are a shell company. Please further disclose in appropriate places, including the Risk Factors section, the consequences of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144, and the potential reduced liquidity or illiquidity of your securities.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Please contact Dean Brazier, Staff Attorney, at 202.551.3485 or me at 202.551.3720 with any other questions.

                Sincerely,

                /s/ Mara L. Ransom

                Mara Ransom
                Assistant Director

cc: Diane J. Harrison